UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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DOCUMENT SEQUENCE NO.
CUSIP NUMBER
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# FORM 144

## NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

| 1 (a) NAME OF ISSUER | (b) IRS IDENT. NO. | (c) S.E.C. FILE NO. |
|---|---|---|
| **NORFOLK SOUTHERN CORPORATION** | **52-1188014** | **1-8339** |

| 1 (d) ADDRESS OF ISSUER STREET | CITY | STATE | ZIP | (e) TELEPHONE NO. |
|---|---|---|---|---|
| **650 W. PEACHTREE ST, NW** | **ATLANTA** | **GA** | **30308** | **470 463-6807** |

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD
**Alan H. Shaw**

2 (b) RELATIONSHIP TO ISSUER
**Officer**

| 2 (c) ADDRESS | CITY | STATE | ZIP |
|---|---|---|---|
| **650 W. PEACHTREE ST, NW** | **ATLANTA** | **GA** | **30308** |

INSTRUCTION: The person filing this notice should contact the issuer to Obtain I.R.S. Identification Number and the S.E.C. File Number.

3 (a) TITLE OF THE CLASS OF SECURITIES TO BE SOLD
**NORFOLK SOUTHERN CORPORATION COMMON STOCK**

3 (b) NAME AND ADDRESS OF EACH BROKER THROUGH WHOM THE SECURITIES ARE TO BE OFFERED OR EACH MARKET MAKER WHO IS ACQUIRING THE SECURITIES

SEC USE ONLY
BROKER-DEALER
FILE NUMBER

**Merrill Lynch**
**208 Golden Oak Court, Suite 400**
**Virginia Beach, VA 234452**

(c) NUMBER OF SHARES OR OTHER UNITS TO BE SOLD (see instr. 3(c))
**1,000**

(d) AGGREGATE MARKET VALUE (see instr. 3(d))
**$245,068.40 (as of 9/15/2021)**

(e) NUMBER OF SHARES OR OTHER UNITS OUTSTANDING (see instr. 3(e))
**246,972,217 (as of 6/30/2021)**

(f) APPROXIMATE DATE OF SALE (see instr. 3(f))   (MO. DAY YR.)
**9/15/2021**

(g) NAME OF EACH SECURITIES EXCANGE (see instr. 3(g))
**NYSE**

INSTRUCTIONS:

1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer's S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code
2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's relationship to the issuer (e.g., officer, director, 10%
      stockholder, or member of the immediate family of any of the foregoing)
  (c) Such person's address, including zip code
3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker though whom the securities are intended
      to be sold
  (c) Number of shares or other units to be sold (if debt securities, give
      the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified
      date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debt
      securities the face amount thereof outstanding, as shown by the most
      recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are
      intended to be sold

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays a
currently valid OMB control number.                    SEC 1147 (08-07)

TABLE I    SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the
securities to be sold and with respect to the payment of all or any part of
the purchase price or other consideration therefor:

|    | Title of the Class | Date you Acquired | Nature of Acquisition Transaction |
|----|--------------------|-------------------|-----------------------------------|
| 1. | **Common Stock**   | **1/30/2020**     | **Options Exercised/Earned**      |

|    | Name of Person from Whom Acquired (If gift, also give date donor acquired) | Amount of Securities Acquired |
|----|---------------------------------------------------------------------------|-------------------------------|
| 1. | **Norfolk Southern Corporation Common Stock**                             | **6,594**                     |

|    | Date of Payment | Nature of Payment |
|----|-----------------|-------------------|
| 1. | **N/A**         | **N/A**           |

TABLE II    SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller


Title of Securities Sold


Date of Sale          Amount of Securities Sold      Gross Proceeds


REMARKS:

**September 15, 2021          /s/ Denise W. Hutson as POA for Alan H. Shaw**
DATE OF NOTICE          (SIGNATURE)


DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)